ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2012

UNAUDITED

U.S. DOLLARS IN THOUSANDS

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These unaudited interim consolidated financial statements for Adira Energy Ltd. have been prepared by the management of the Company in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The most significant of these accounting principles are set out in the December 31, 2011 audited consolidated financial statements. Only changes in accounting information have been disclosed in these interim consolidated financial statements. These interim consolidated financial statements are presented on an accrual basis of accounting. A precise determination of many assets and liabilities is dependent upon future events and accordingly, estimates and approximations have been made using careful judgment. Management is satisfied that these interim consolidated financial statements have been fairly presented.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2012	2011
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,964	$8,094
Restricted deposits	-	100
Accounts receivable	2,239	682
Other receivables and prepaid expenses	801	426
Consumables	105	105

Total current assets	10,109	9,407

NON-CURRENT ASSETS:
Restricted deposits	346	343
Property and equipment, net	419	459
Exploration and evaluation assets	817	38

Total non-current assets	1,582	840

Total assets	$11,691	$10,247

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,272	$482
Other accounts payable and accrued liabilities	1,241	939

Total current liabilities	3,513	1,421

EQUITY:
Share capital	-	-
Additional paid-in capital	28,032	27,775
Accumulated deficit	(20,126)	(19,169)

Equity attributable to equity holders of the parent	7,906	8,606
Non-controlling interests	272	220

Total equity	8,178	8,826

Total liabilities and equity	$11,691	$10,247

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Revenues and other income	$660	$507	$1,323

Expenses:
Exploration expenses	382	1,228	4,759
General and administrative expenses	1,205	1,181	5,290
Impairment charge	65	-	1,226

Total expenses	1,652	2,409	11,275

Operating loss	(992)	(1,902)	(9,952)

Finance income	24	145	43
Finance expense	-	-	(109)

Loss before income tax expense	(968)	(1,757)	(10,018)
Income tax expense	-	-	33

Net loss and comprehensive loss	$(968)	$(1,757)	$(10,051)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(957)	$(1,729)	$(9,489)
Non-controlling interests	(11)	(28)	(562)

	$(968)	$(1,757)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.01)	$(0.02)	$(0.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	101,768,453	95,107,112	99,813,334

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

	Attributable to equity holders of the Parent
				Additional			Non-
	Number of	Share		paid in	Accumulated		controlling	Total
	shares	Capital		capital	deficit	Total	interests	Equity

Balance as of January 1, 2011 (audited)	90,140,001	$-		$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net	10,483,871	-	*)	6,152	-	6,152	-	6,152
Exercise of warrants and options	1,144,581	-		314	-	314	-	314
Investment in equity of subsidiary by non- controlling interests	-	-		-	-	-	151	151
Share-based compensation	-	-		1,023	-	1,023	-	1,023
Net loss and comprehensive loss	-	-		-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011 (audited)	101,768,453	-		27,775	(19,169)	8,606	220	8,826

Investment by non- controlling interest	-	-		-	-	-	63	63
Share-based compensation	-	-		257	-	257	-	257
Net loss and comprehensive loss	-	-		-	(957)	(957)	(11)	(968)

Balance as of March 31, 2012 (unaudited)	101,768,453	$-		$28,032	$(20,126)	$7,906	$272	$8,178

	Attributable to equity holders of the Parent
							Non-
	Number of	Share		Share	Accumulated		controlling	Total
	shares	Capital		premium	deficit	Total	interests	Equity
					Unaudited

Balance as of January 1, 2011 (audited)	90,140,001	$-		$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net	10,483,871	-	*)	6,152	-	6,152	-	6,152
Exercise of warrants	100,000	-		50	-	50	-	50
Investment Repayment of equity of subsidiary to non-controlling interest	-	-		-	-	-	(588)	(588)
Share-based compensation	-	-		398	-	398	-	398
Net loss and comprehensive loss	-	-		-	(1,729)	(1,729)	(28)	(1,757)

Balance as of March 31, 2011 (unaudited)	100,723,872	$-		$26,886	$(11,409)	$15,477	$15	$15,492

*)	Net of issuance expenses of $472.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
Cash flows from operating activities:

Net loss	$(968)	$(1,757)	$(10,051)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	(29)	(146)	138
Depreciation	23	10	80
Impairment charge	65	-	1,226
Share-based payment	257	398	1,023

	(652)	(1,495)	(7,584)
Changes in asset and liability items:

Decrease (increase) in accounts receivable	(1,557)	1,665	1,098
Decrease (increase) in other receivables and prepaid expenses	(375)	6,088	5,771
Decrease in consumables	-	61	253
Increase (decrease) in trade payables	1,790	6	(6,611)
Increase (decrease) in other accounts payable and accrued liabilities	302	(6,412)	659

	160	1,408	1,170

Net cash used in operating activities	(492)	(87)	(6,414)

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited
Cash flows from investing activities:

Expenditure on exploration and evaluation assets	(779)	(423)	(923)
Purchase of property and equipment	(48)	(74)	(297)
Decrease in restricted cash	97	939	563

Net cash provided by (used in) investing activities	(730)	442	(657)

Cash flows from financing activities:

Proceeds from issue of shares, net of issuance expenses	-	6,152	6,152
Exercise of warrants and options to employees	-	50	314
Investment in (repayment of) equity of subsidiary by non- controlling interests	63	(588)	151

Net cash provided by financing activities	63	5,614	6,617

Exchange differences on balances of cash and cash equivalents	29	146	(138)

Increase (decrease) in cash and cash equivalents	(1,130)	6,115	(592)
Cash and cash equivalents at the beginning of the period	8,094	8,686	8,686

Cash and cash equivalents at the end of the period	$6,964	$14,801	$8,094

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

These financial statements have been prepared in a condensed format as of March 31, 2012 and for the three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2011 and for the year then ended and the accompanying notes.

b.	Financial position:

As reflected in the consolidated financial statements, as of March 31, 2012, the Company had an accumulated deficit of $20,126 and for the three months ended March 31, 2012, the Company had negative cash flows from operating activities of $492. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting.

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD

a.

On January 9, 2012, the Petroleum Commissioner approved the changes to the working interest ownership in the Yitzhak license following the farm-out of an aggregate of 25% of the Company's interest in the Yitzhak License to two new partners, 5% to AGR Petroleum Services Holdings AS (“AGR”) and 20% to Ellomay Oil and Gas. 2011 LP, a limited partnership (“Ellomay”) whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. (“Ellomay Capital”). Accordingly, as of March 31, 2012 the working interest in the Yitzhak license are as follows: Adira 60%, Brownstone 15%, AGR 5% and Ellomay 20%. The Company and AGR are currently the co-operators of the Yitzhak License. The Company, Brownstone, AGR and Ellomay are currently negotiating a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License. Adira is not expected to receive any material amounts in respect of operator and consulting fees as the co-operator of the Yitzhak License.

The farm-out agreement between the Company and AGR dated November 29, 2011 (the “AGR Farm-Out Agreement”) provides, among other things, that: (a) AGR’s 5% working interest is to be carried by the remaining holders of the Yitzhak License from the date of execution of the Agreement until the date of approval of a development plan by the Petroleum Commissioner ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%.; (b) AGR will pay the Company a 3% overriding royalty interest (“ORRI”) on AGR’s share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward; (c) AGR will be designated lead operator in accordance with Israeli regulations defining “Operator”, with the continued involvement of the Company as co-operator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR.

The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the “Ellomay Farm-Out Agreement”) provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License until the date of the execution of the Ellomay Farm-Out Agreement, plus interest at LIBOR plus 1%. (The total reimbursement in the amount of $362 has been recorded as income receivable as of March 31, 2012); and (b) Ellomay will also pay the Company a 3% ORRI on Ellomay’s share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

b.	In accordance with the Gabriela JOA, the Company was entitled to receive an operating fee equal to 7.5% of the cumulative direct costs incurred in connection with operating the

Gabriella License, through January 26, 2012 (“the Initial Period”) Following the Initial Period, the Company may be removed as the operator by a tender process, whereby Adira would have the right of first refusal on the terms of the tender. Adira may also be removed as the operator if Adira is declared bankrupt, insolvent, dissolved or liquidated or if two or more of the total number of non-operators holding a combined interest of at least 75% agree to remove Adira as operator of the Gabriella License. No agreement has yet been approved for the period subsequent to the initial period and therefore no operating fees have been recorded.

c.

In February 2012, the Company appointed a new CEO. The Company signed a new consulting agreement with the ex-CEO, for the provision of strategic consultancy services to the Company Pursuant to the terms of the Company's stock option plan, one half of the options that were previously granted to the former CEO (i.e. 1,138,109 options) were forfeited. In accordance with the new agreement, the remaining 1,138,109 options vested immediately and will be exercisable in accordance with the original terms of the option agreement.

d.	On February 23, 2012, the Company received an approval from the Petroleum Commissioner of Israel to extend the expiration date of the Gabriella and Yitzhak licenses to February 28, 2013.

e.

In March 2012, the Company granted 2,000,000 options to its new CEO. The options vest equally over four years and have an exercise price of CND $0.25. The total fair value of the options at the date of grant amounted to approximately $408.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS

The Company commenced the drilling plan with the first well to be drilled on each of the Gabriella, Yitzhak and Samuel licenses. In accordance with the Company’s accounting policy, the Company has capitalized specific expenses in the amount of $779 related directly to the drilling phase to Exploration and Evaluation Assets during the three months ended March 31, 2012.

a.	Gabriella:

The Company's share of the Gabriella license:

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$253	$-	$35
Exploration and evaluation assets	129	-	-
Trade payables	(145)	-	(32)

	$237	$-	$3

	Three months ended			Year ended
	March 31,			December 31,
	2012		2011	2011
	Unaudited			Audited

Exploration expenses	$37	$		- $ 13

b.	Yitzhak:

The Company's proportionate share of the Yitzhak license is as follows:

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$1,118	$261	$92
Exploration and evaluation assets	398	-	-
Trade payables	(481)	(46)	(225)

	$1,035	$215	$(133)

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS (Cont.)

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$91	$259	$433

c.	Samuel:

The Company's proportionate share of the Samuel license is as follows:

	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$173	$603	$124
Prepaid expenses and other receivables	52	800	16
Exploration and evaluation assets	252	-	-
Trade payables	(831)	-	(354)

	$(354)	$1,403	$(214)

	Three months ended		Year ended
	March 31,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$79	$69	$3,163

d.

Exploration expenses include also exploration expenses related to the Eitan license and other expenses which were incurred by the Company and were not charged to its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $175, $900 and $1,150 for the three months ended March 31, 2012, March 31, 2011 and for the year ended December 31, 2011, respectively.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY

a.	Stock Option Plan:

The movement in stock options during the three months ended March 31, 2012 was as follows:

	Number of
	options	Weighted average
	outstanding	exercise price *)

Balance at January 1, 2012 (audited)	9,384,218	0.52

Options granted	2,000,000	0.25
Options forfeited	(1,413,109)	0.50

Balance at March 31, 2012 (unaudited)	9,971,109	0.46

*)	The exercise price of all options granted in 2011 and 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of March 31, 2012.

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2012 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.29	$0.25	1,708,000	1,498,600	2.39
September 23, 2009	September 23, 2014	$0.22	$0.25	400,000	400,000	2.48
January 28, 2010	January 27, 2015	$0.55	$0.60	970,000	914,167	2.83
July 22, 2010	July 21, 2015	$0.25	$0.60	850,000	743,750	3.31
January 11, 2011	January 10, 2016	$0.65	$0.80	1,250,000	312,500	3.78
March 18, 2011	March 17, 2016	$0.58	$0.72	300,000	225,000	3.96
May 3, 2011	May 2, 2016	$0.51	$0.60	415,000	103,750	4.09
June 1, 2011	May 31, 2016	$0.42	$0.50	1,138,109	284,527	4.17
June 27, 2011	June 26, 2016	$0.41	$0.50	100,000	12,500	4.24
September 8, 2011	September 7, 2016	$0.40	$0.50	250,000	31,250	4.33
December 1, 2011	November 30, 2016	$0.22	$0.40	590,000	73,750	4.67
March 14, 2012	March 13, 2017	$0.20	$0.25	2,000,000	-	4.95

				9,971,109	4,599,794

*)	The exercise price of all options granted in 2011 and 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of March 31, 2012.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY (Cont.)

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire common share outstanding as of March 31, 2012 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375

				15,057,375

The weighted average exercise price of the outstanding warrants as of March 31, 2012 is $0.54.

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